UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)*

LANDRY’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

with copies to:

Steven L. Scheinthal

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

March 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tilman J. Fertitta - ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,480,148 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 6,480,148 (1) (2)
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,480,148 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (See Item 5)
14.	TYPE OF REPORTING PERSON * IN

(1)	Includes 883,333 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within 60 days of the date hereof.

(2)	Includes 400,000 shares of restricted Common Stock which vest 10 years from the date of each grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the date of grant.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 4 dated January 3, 2003, filed by Tilman J. Fertitta with respect to the Common Stock, par value $.01 per share (“Common Stock”) of Landry’s Restaurants, Inc. (“Landry’s”). Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”). The address of Landry’s principal executive office is 1510 West Loop South, Houston, Texas, 77027.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Tilman J. Fertitta, a United States citizen (“Fertitta”). The business address of Fertitta is 1510 West Loop South, Houston, Texas, 77027.

Fertitta is the President and Chief Executive Officer of Landry’s.

During the last five years, Fertitta has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not or was not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 14, 2006, Fertitta’s employment contract with Landry’s was amended whereby Landry’s granted him 275,000 shares of restricted Common Stock which vest in full 7 years after the date of grant in lieu of Landry’s obligation to issue to him 550,000 stock options. Of the 6,480,148 shares of Landry’s Common Stock in which Fertitta currently has a beneficial interest, 883,333 relate to options to acquire Landry’s Common Stock granted to Fertitta pursuant to various Stock option plans and which are exercisable within 60 days, 400,000 relate to restricted shares of Landry’s Common Stock issued to him pursuant to his employment agreement and vest 10 years from the date of each grant, and 275,000 shares relate to the grant of restricted shares of Common Stock referenced above.

ITEM 4.	PURPOSE OF THE TRANSACTION

Fertitta is the founder of Landry’s and is its current Chairman, Chief Executive Officer and President. Since Landry’s inception, he has been directly or indirectly, Landry’s largest individual stockholder. In connection with his employment with Landry’s, he was awarded restricted shares of Common Stock. Depending upon market conditions and other matters he deems material, Fertitta may acquire or dispose of additional shares of Landry’s Common Stock, so long as it meets his personal investment criteria. Except as set forth in this Item 4, Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) – (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER.

(A)	AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of 4,921,814 shares of Landry’s Common Stock, plus has options to acquire an additional 883,333 shares of Landry’s Common Stock which are exercisable within 60 days from the date hereof, plus has received 675,000 shares of restricted Common Stock, 400,000 shares of which vest 10 years from the date of grant and 275,000 shares of which vest 7 years from the date of grant, representing in the aggregate 28.4% of the shares of Landry’s Common Stock outstanding (based on the number of shares of Landry’s Common Stock outstanding on March 10, 2006).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Fertitta currently has a right to acquire (i) 150,000 options (awarded in 1997) which are fully vested at an exercise price of $12.875 a share, (ii) 100,000 options (awarded in 2000) at an exercise price of $7.00 a share, which are fully vested, (iii) 250,000 options (awarded in 2001) which are fully vested at an exercise price of $8.50 per share; (iv) 300,000 options (awarded in 2002) which are fully vested at an exercise price of $18.00 per share; and (v) 250,000 options (awarded in 2004) which vest over 3 years at an exercise price of $27.50 per share and are subject to an accelerated vesting schedule. Based on the foregoing, Fertitta has the option to acquire up to 883,333 shares of Common Stock in Landry’s within sixty (60) days.

In addition, pursuant to Fertitta’s employment agreement with Landry’s, he was awarded 100,000 shares of restricted Common Stock for each year of the five year term of the employment agreement, subject to a 10 year vesting for each grant of restricted Common Stock. To date, 400,000 shares have been issued. In addition, on March 14, 2006, his employment agreement was amended whereby he was awarded an additional 275,000 shares of restricted Common Stock subject to a 7 year vesting schedule in lieu of a 550,000 share option grant due him under his employment agreement.

ITEM 7.	EXHIBITS

1.	Stock Option Agreement between Landry’s and Fertitta dated June 8, 2004.

2.	Restricted Stock Agreement between Landry’s and Fertitta dated August 6, 2003.

3.	Restricted Stock Agreement between Landry’s and Fertitta dated February 23, 2004.

4.	Restricted Stock Agreement between Landry’s and Fertitta dated March 18, 2005.

5.	Restricted Stock Agreement between Landry’s and Fertitta dated February 9, 2006.

6.	Restricted Stock Agreement between Landry’s and Fertitta dated March 14, 2006.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURES APPEAR ON THE FOLLOWING PAGES]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2006
(Date)

/s/ Tilman J. Fertitta
(Signature)